[PGS LOGO]                                                          NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Ola Bosterud                                                   November 15, 2005
Phone: +47 67 52 64 00
Celluar:  +47 90 95 47 43

Christopher Mollerlokken
Phone: +47 67 52 64 00
Celluar: +47 90 27 63 55

US Investor Services,
Renee Sixkiller,
Phone: +1 281 509 8548



              PGS Launches Full Refinancing and Explores Separation

     November 15, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that, following a comprehensive review of PGS' strategy and financial structure, its Board of Directors has decided to refinance most of the Company's debt by raising a new $1 billion facility, comprised of a $850 million term loan and $150 million revolving credit facility and launching a tender offer for all of its $746 million outstanding 10% Senior Notes due 2010. In addition to reduced interest expenses and extended maturities the refinancing will improve the Company's financial and strategic flexibility. Earlier this month, PGS completed the redemption of its 8% Senior Notes due 2006.

     The Company aims to complete the refinancing in the fourth quarter of 2005. Completion will, inter alia, be contingent upon bondholder tender acceptance and market conditions. If successful, the refinancing is expected to result in a one-time charge in the financial statements of approximately $100 million, largely due to the current trading levels of the bonds, with the Company receiving the financial benefits therefrom through reduced interest expenses in future periods.

     PGS further announced that it will explore possibilities for separating into two independently listed companies, Geophysical and Production. PGS believes that the two entities may be more effectively developed and grown as separate companies. The objective is to achieve a separation in 2006. PGS will revert with additional information on this process at its Capital Markets Day in Oslo and New York, December 5 and 6, 2005.

     PGS' turnover in the last 12 months to September 2005 relating to Geophysical and Production businesses respectively was $829 million and $282 million. PGS' Geophysical business is one of the world's leading operators in marine seismic, with a global market share in excess of 30 percent, and is a significant operator in the onshore seismic market. PGS' Production business is a pioneer within floating production, and owns and operates the largest and most advanced fleet of Floating Production Storage and Offloading vessels in the North Sea, and is also targeting significant growth opportunities in international markets.


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Petroleum Geo-Services Inc     Phone:  +1 281-509-8000
15150 Memorial Drive           Fax:    +1 281-509-8500
Houston, TX 77079, USA

Petroleum Geo-Services ASA     Phone:  +47 6752 6400
Strandveien 4                  Fax:    +47 6752 6464
P.O.Box 89
N-1325 Lysaker, Norway

     The Company has retained ABG Sundal Collier and UBS Investment Bank as financial advisors on the evaluation of a possible separation. The refinancing is jointly lead arranged by UBS Securities LLC, Credit Suisse First Boston and Barclays Capital.

PGS President and CEO, Svein Rennemo stated:

     "Refinancing in the current, favorable debt market will provide PGS with more attractive financing and increased flexibility. The strong market outlook for both our Geophysical and Production businesses underlines the potential in fully exploiting the growth capability and opportunities within each one of them independently of the other. We believe that direct access to the capital markets for both Geophysical and Production would allow us to capture more opportunities for value creation, benefiting shareholders, customers and employees. This is why we want to explore this direction and why we target a refinancing in 2005 and a separation in 2006."


     PGS invites to a briefing at its headquarters at Lysaker at 11.30 (CET).

     PGS management will also inform through a conference call at 17.30 (CET). Call in details:

                  Toll free Norway  :       80 08 01 19
                  International Toll:       +47 23 00 04 00
                  Toll free US:             (888) 400 7916
                  International Toll (US):  +1 703 925-2612


                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20- F for the year ended December 31, 2004. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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